Citigroup Managed Futures LLC
                           731 Lexington Avenue 25th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275

Ladies and Gentlemen:

     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated July 31, 2005 to the Partnership's prospectus dated June 30, 2005.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Daniel R. McAuliffe, Jr.
    ------------------------
    Daniel R. McAuliffe, Jr.
    Chief Financial Officer and
    Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                    July 2005

The redemption value for Citigroup Diversified Futures Fund L.P. was $858.99 per unit at the end of July, down 2.6% for the month and down 11.9% year to date.

The Fund was down for the month of July, primarily attributable to corrections in global fixed income prices. Losses were mitigated by advisors who took advantage of equity sector rallies and energy sector volatility, and those who were able to preserve some accumulated profit from currency trading.

Numerous price reversals and corrections were seen in July across financial and commodity sectors. In fixed income trading, global bond yields rose steadily through the month in reaction to improved economic data that diminished the probability of European rate cuts or a pause by the U.S. Federal Reserve Bank in its rate increases. This caused price declines in global fixed income instruments, resulting in losses across this sector. In the currency sector, the bulk of the profits accumulated in trading in the early part of the month were forfeited when the People's Republic of China altered its decade-long peg of the yuan to the dollar.

Funds flowing from the interest rate sector supported the equity markets of those countries expected to gain competitive advantage in the global economy. Stocks rose as companies posted better-than-expected earnings while economic reports showed tame inflation and growth in retail sales. Advisors were positioned correctly to take advantage of global equity market strength. In the energy sector, prices retreated in the first half of the month on bearish inventory data, only to rally substantially as the month closed on weather and demand driven concerns over future production capacity. Results from trading in the metals and agricultural sectors were inconsequential for the month.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.

Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                             For the Period July 1,
                              Through July 31, 2005


                                                       Percent
                                                     of Average
                                                     Net Assets
                                                     ----------
Realized losses from trading          $(13,953,592)     (1.69)%
Change in unrealized gains/losses
     from trading                       (3,530,890)     (0.43)
                                       -----------      ------
                                       (17,484,482)     (2.12)
Add, Brokerage commissions
     and clearing fees ($288,957)        4,261,221       0.52
                                       -----------      ------
Net realized and unrealized losses     (21,745,703)     (2.64)
Interest Income                          1,663,996       0.20
                                       -----------      ------
                                       (20,081,707)     (2.44)
                                       -----------      ------
Less, Expenses:
     Management fees                     1,331,670       0.16
     Incentive fees                        103,663       0.01
     Other expenses                        109,224       0.02
                                         1,544,557       0.19
                                       -----------      ------
Net loss                               (21,626,264)     (2.63)%
                                                        ======


Additions (27,223.2367 L.P. units
at June 30, 2005 net asset
value per unit of $881.71)              24,003,000
Redemptions (12,360.2095 L.P. units
at July 31, 2005 net asset
value per unit of $858.99)             (10,617,296)
                                       ------------
Decrease in net assets                  (8,240,560)
Net assets June 30, 2005               815,859,745
                                       ------------
Net assets July 31, 2005              $807,619,185
                                       ===========
Net Asset Value per unit
  ($807,619,185 / 940,388.0941 Units)       $858.81
                                             ======
Redemption value per unit (Note 1)          $858.99
                                             ======

Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $858.99.

The net asset value per unit of $858.81 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

   By: /s/ Daniel R. McAuliffe, Jr.
           -----------------------
           Daniel R. McAuliffe, Jr.
           Chief Financial Officer and Director
           Citigroup Managed Futures LLC
           General Partner, Citigroup
           Diversified Futures Fund L.P.